

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

Ming Yang
Chief Financial Officer
DAQO NEW ENERGY CORP.
Unit 29, Huadu Mansion, 838 Zhangyang Road
Shanghai 200122

Re: DAQO NEW ENERGY CORP.
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 1-34602

Dear Ming Yang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing